Exhibit 99.1

Jaguar Mining intercepts 15.32 grams per tonne Au over 19.0 meters at the Turmalina Mine

TORONTO, Oct. 9, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced multiple high-grade drill intercepts generated from down-plunge resource expansion drilling at its Turmalina Mine, located in the state of Minas Gerais, Brazil, highlighting 15.32 grams per tonne Au ("Gold") over 19.0 meters.

All drilling intercepts highlighted are down plunge of current underground workings at Orebody A.

Table 1 below contains intersections drilled in 2013 and 2014 that are contained within the resource envelope of the current inferred resource. With these results, the Company has greater geologic confidence as drill density has been increased, thereby providing the opportunity to upgrade the current inferred resources to a higher category.  The holes disclosed below in Table 1, are all within a 50-meter zone below existing mine development. (PDF of Figure "A" Turmalina)

Table 1 - 2013 and 2014 Drill Hole Intersections Contained in Current Resource Zone(1)
Hole ID	Year	From (m)	To (m)	Length (m)	Average Au Grade (g/t)	Intercept Elevation (m.a.s.l.)

FTS1022	2013	116.9	121.0	4.1	8.16	91
FTS1070	2013	75.0	90.0	15.0	12.60	86
FTS1072	2014	97.5	116.5	19.0	15.32	50
FTS1074	2014	111.7	127.5	15.8	9.09	52
FTS1081	2014	88.5	93.3	4.8	9.13	95
FTS1082	2014	100.0	103.7	3.7	13.71	75
FTS1083	2014	111.7	114.9	3.2	14.72	76
FTS1089	2014	122.3	138.5	16.2	9.32	65
FTS1108	2014	162.1	163.9	1.8	8.07	54
FTS1109	2014	116.4	130.7	14.3	6.36	61

Table 2 contains intersections drilled in 2014 that are not included in and are farther down plunge and approximately 50 meters from current inferred resources.

Table 2 - 2014 Drill Hole Intersections Below Current Resources(1)
Hole ID	Year	From (m)	To (m)	Length (m)	Average Au Grade (g/t)	Intercept Elevation (m.a.s.l.)

FTS1076	2014	141.2	151.5	10.3	9.99	15
FTS1088	2014	116.6	123.2	6.6	9.08	50
FTS1088	2014	145.3	146.7	1.4	27.17	42
FTS1092	2014	153.7	161.6	7.9	8.36	32
FTS1097	2014	166.8	171.8	5.0	24.71	10
FTS1103	2014	165.0	169.6	4.6	13.21	3
FTS1104	2014	129.3	143.3	14.1	10.99	41
FTS1105	2014	141.6	143.3	1.7	16.78	36

(1)	Intersections do not represent true thickness and have been drilled from drill platforms in the hanging wall aiming to intersect the mineral resource as perpendicular to the plunge and dip of the projected mineralization as possible.

An independent National Instrument 43-101 Reserve and Resource estimate, scheduled for release in Q1 2015, is currently being prepared for the Turmalina Mine complex and will include all drill hole data obtained through June 30, 2014 and as disclosed above.

As disclosed in the Company's Management Discussion and Analysis for the period ended December 31, 2013, (see www.sedar.com) Turmalina's current reserves and resources are as follows:

Mineral Resources as at December 31, 2013
	(tonnage in metric tonnes and grades in grams/tonne)								(ounces Au)
Turmalina	Measured (t)	g/t	Indicated (t)	g/t	Measured & Indicated (t)	g/t	Inferred (t)	g/t	Measured & indicated (t)	Inferred
Orebody A	417,830	8.50	165,770	5.90	583,600	7.76	222,430	4.29	145,690	30,670

Mineral Reserves as at December 31, 2013
Turmalina	Proven (t)	g/t	Probable (t)	g/t	Proven & Probable (t)	g/t	Ounces Au
Orebody A	300,840	6.24	162,980	4.35	463,820	5.58	83,140

Notes :
Mineral Resources listed include Mineral Reserves, and are stated as of December 31, 2013.  These reserves are diluted by external dilution.
Geological and block models were revised in 2013 and discounted for the ore mined out in 2013

In making this announcement, George Bee, Chief Executive Officer of Jaguar Mining Inc. stated, "These drill intercepts clearly illustrate the continuity of Turmalina's Orebody A at depth and in particular the continuity of a wide high-grade zone that remains open at depth.  The potential to mine material at grades that are multiples higher than our existing mined grade and width, is a key to our cautious optimism for future profitability at Jaguar in the current gold price environment" Mr. Bee further stated that, "These positive results are only one small step in our path to turning around Jaguar's operating results, we still have much work to do at each of our operating mines, but most particularly catching up on definition, delineation drilling and mine development that has suffered in recent years, due to the historic liquidity challenges that faced the Company prior to its debt restructuring and recapitalization, that took place in April 2014"

Lastly, Mr. Bee stated, "These positive results reinforce our focus on pushing mine development deeper to take advantages of higher grades and wide areas of Orebody A."

Quality Control and Qualified Person:
Drilling was carried out in-house with all the required QA/QC procedures with core samples prepared and analysed in Jaguar´s Analytical laboratory in Caeté, Brazil.

This press release has been reviewed and approved with respect to the technical information being reported by Wilson Miola, an Independent Qualified Person under NI 43-101, as of October 2nd, 2014.  Wilson Miola has verified the data disclosed, including sampling, and analytical data underlying the technical information. Wilson Miola has closely followed all aspects of obtaining and processing this data.

Other
The Company also announced the issuance of 675,000 stock options to certain employees of the corporation.  Each option has an exercise price of $1.35 per share and a term of 5 years.  Additionally, the Company issued 100,000 deferred share units ("DSUs") to an executive of the Company.

About Jaguar Mining
Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

PDF available at: http://stream1.newswire.ca/media/2014/10/09/20141009_C3335_PDF_EN_6522.pdf

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 09:13e 09-OCT-14